Contact

www.linkedin.com/in/mnarea
(LinkedIn)

Top Skills

Sustainability
Entrepreneurship
Energy Conservation

Languages

English (Native or Bilingual)
Spanish (Professional Working)

Certifications

2017 ASU GSV Summit

Global Tech Innovation Fellowship:
Javascript Track

Hive Global Leaders Program

Honors-Awards

Northwestern Alumni Awards
Student Ambassador

Dow Sustainability Innovation
Student Challenge Grand Prize

Global Engagement Summit Pitch
Competition Winner

Michael Narea
Co-founder at Transcend Network
San Francisco Bay Area

Summary

I create and grow communities, and keep their vibrancy and efficacy alive. On teams, in companies, on retreats, in friend groups, and in my family - I am always working to build culture that helps people become better people. IMO, that is what real operators do.

I love spending time supporting the next generation of founders building the future of learning and work in the Transcend Network.

As always, serving as a board member of the Costa Rican sea turtle conservation non-profit, Sea Turtles Forever and leads high school and college student trips to their site Costa Rica for service learning experiences as well as hosts 2 ocean retreats at remote locations every year.

Experience

Transcend Network
Co-Founder
November 2018 - Present (4 years 3 months)
San Francisco Bay Area

We enjoy curating and facilitating a community of founders across the world shaping the future of learning and work.

Moonshot Partners
Founding Partner
April 2020 - Present (2 years 10 months)
London, England, United Kingdom

We help people bring their big ideas to life by empowering them with multi-perspective talent and globally distributed product building teams.

Surfani
Ocean Guide
February 2017 - Present (6 years)
San Francisco Bay Area

Surfani's purpose is to activate people's relationship with the ocean and unleash their potential to take action in their own purpose.

We do this by facilitating positive ocean & surfing experiences for people from all walks of life and reflecting on the values they learned from their experience. Inducing creative mindsets, overcoming personal fears, and achieving a state of mindfulness are a few benefits which participants have gained from joining our experience.

Works alongside AirBnB, Traveler Surf Club, The Surf Institute, Sea Turtles Forever, and Surfear Negra to bring this work to life.

Flight CX
Co-Founder & Head of Operations
October 2020 - April 2021 (7 months)
San Francisco Bay Area

World-class customer experience teams for companies who put people first

Sunlight Technologies
Co-Founder & COO
July 2018 - December 2020 (2 years 6 months)
London, England, United Kingdom

Sunlight helps companies grow a highly engaging learning culture by facilitating their team's access to any course, book, event, or learning experience in the world.

Radius Learning
Experience Design
October 2018 - March 2019 (6 months)
New York City Metropolitan Area

Planet Avvio
Project Manager
June 2017 - April 2018 (11 months)
Miami, Mexico City, Bogota

Planet Avvio crea valor y construye emoción combinando arte y tecnología para deleitar a cada individuo y su comunidad.

Michael manages cultural shifts across all regions as well as new business identification, development, and delivery with commercial team in Latin American markets.

Moringa School
Student Experience | Global Tech Innovation Fellowship
November 2016 - June 2017 (8 months)
Nairobi, Kenya

Moringa School is developing the next generation of tech leaders through
market driven education.

GSVlabs
1 year 11 months

Director | EdTech Innovation Lab
May 2016 - April 2017 (1 year)
Redwood City, CA

Program Manager, EdTech Innovation Lab
June 2015 - May 2016 (1 year)
Redwood City, CA

GSVlabs is a campus of innovation focused on accelerating high-growth, high-
impact verticals in the areas of EdTech, Sustainability, Big Data, and Mobility.
Utilizing GSVlabs resources, founders and entrepreneurs join a global network
of ecosystem partners, including corporations, international agencies, mentors,
universities, investors, thought leaders, and non-profits.

The EdTech Innovation Lab supports for-profit and non-profit education
technology companies that will transform the sector with innovative learning
tools and services.

New Frontiers Education
Co-Founder
January 2014 - June 2015 (1 year 6 months)
Broward County, FL

As the world becomes more dynamic, organizations everywhere say they need
people who can think creatively, work well in teams, and lead real change for
the better.

And yet, according to a nationwide study by the Pearson Foundation, only 22%
of high school students apply what they learned in the classroom to develop
solutions to real problems in their community or the world

At New Frontiers Education, we work with our students to discover their creative confidence and apply it by working on teams to create solutions to real world problems, or opportunities as we like to call them.

Our programs are based on design thinking educational methods used on the collegiate level at schools such as the Institute of Design at Stanford. We package and deliver this curriculum for high school audiences through local community engagement programs in the United States as well as abroad educational experiences in Costa Rica.

Our vision is for every student graduating high school to have the creative confidence to not only ideate, but test their ideas with real world opportunities and be prepared to pioneer their way through the new frontiers of the ever-changing world.

Our programs:
Community Design Program (South Florida)
Global Perspectives Program (Costa Rica)

Suncor Energy
Junior Account Manager
September 2013 - January 2014 (5 months)
Chicago, IL

Provide support services for a team of 18 district sales and 5 national account managers in the North American oil lubricant sales market

Brightstar
Supply Chain Analyst
June 2013 - September 2013 (4 months)

Innovated a new service based on sustainability life cycle assessment for Brightstar's telecommunications services

NuMat Technologies
Business Development Associate
May 2012 - July 2013 (1 year 3 months)
Chicago, IL

NuMat Technologies is a university spin-out that computationally designs and synthesizes high performing nanomaterials for gas storage and separation applications.

Formulated cost models of natural gas vessels to assess NuMat's economic viability of their technology in the natural gas vehicle market

Analysis results were integrated into venture capital presentations to help the team secure $2 million in seed funding

Torkelson Research Group
Undergraduate Researcher
June 2012 - June 2013 (1 year 1 month)
Northwestern University, Evanston, IL

Investigating the enhanced physical properties of recycled polymer material using Solid-State Shear Pulverization technology, an innovative plastic upcycling processing technique with energy and economic advantages over currently commercialized recycling processes

Geiger Research Group
Research Assistant
January 2012 - June 2012 (6 months)
Evanston, IL

Normalized 20 years of data to investigate water contaminant concentration trends of superfund site Depue, IL, an old petroleum factory location

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Education

Northwestern University
Bachelor's Degree, Chemical Engineering · (2009 - 2014)

Seth Godin's altMBA
Marketing and Leadership Development, Business, Management, Marketing, and Related Support Services · (2019 - 2019)

Pine Crest School
· (2006 - 2009)